FOREWORD

Ontario’s 2010 Speech from the Throne sets out a five-year plan to Open Ontario to new jobs and economic growth.

The Open Ontario plan lays the foundation for the Province to seize new global opportunities and turn them into jobs for Ontarians. It positions Ontario to emerge from the global economic recession and return to a sound financial footing.

Before the global recession, growth in spending on programs and services by the McGuinty government did not exceed growth in revenues. When the global economic recession occurred, it hit Ontario harder than other provinces, due to its manufacturing and forestry sectors. Government revenues declined steeply. In fact, no other Canadian jurisdiction experienced a sharper decline in corporate tax revenues between 2007–08 and 2009–10 than Ontario.

The McGuinty government made a choice to help lessen the impact of the recession on Ontarians, through short-term stimulus investments that created jobs and helped restore growth. The government also made a decision to protect education and health care. As a result, Ontario, like other jurisdictions in Canada and around the world, has a fiscal deficit.

The 2010 Budget forecasts a deficit of $21.3 billion for 2009–10, down from the $24.7 billion projected in the Fall 2009 Ontario Economic Outlook and Fiscal Review. The deficit is projected to be $19.7 billion in 2010–11. The Budget lays out a plan to cut the deficit in half in five years and eliminate it by 2017–18.

Continuing investments in Ontario’s future are necessary to create jobs, boost economic growth and protect schools and hospitals.

Confronting the current fiscal challenge is also necessary. The government must manage spending, in spite of escalating and competing demands from Ontarians for scarce resources. It must do so to protect priority investments and sustain the progress made in Ontario’s schools and hospitals. The government’s plan achieves this balance.

The McGuinty government has a realistic and responsible plan to eliminate the deficit in eight years. It will cut the deficit in half in five years. The plan does not put job creation and economic growth at risk by cutting too much too soon, nor does it spend as if there is no deficit. This will allow the government to balance the budget while building the foundation of its Open Ontario plan.

The government will lead by example, and Ontarians paid by tax dollars will have a role to play in the prudent management of resources.

This Budget sets out the next steps in the Open Ontario plan for jobs and growth. It also lays out the government’s balanced and responsible plan to manage spending, eliminate the deficit and secure the province’s long-term financial sustainability.

BUILDING ON SIX YEARS OF PROGRESS

When the McGuinty government took office in 2003, it laid out a prudent and responsible plan to improve schools, hospitals and other public services that Ontarians value, while eliminating the hidden $5.5 billion fiscal deficit it had inherited.

The plan is delivering results.

Class sizes in Ontario’s schools are smaller and test scores are higher. There are 120,000 more students in Ontario colleges and universities because of the government’s 2005 Reaching Higher plan, the biggest multi-year investment in postsecondary education in 40 years.

Investments in skills training and employment supports are helping more than one million Ontarians a year get the services they need to find and succeed in new jobs.

In the last six years, 900,000 more Ontarians obtained access to a family doctor and patients have shorter wait times for cancer surgery, hip replacements and CT scans.

Investments in infrastructure are creating jobs while rebuilding Ontario’s roads, bridges, schools, hospitals and transit systems, which were suffering from years of neglect.

The government’s investments are protecting the environment and creating green-economy jobs, including new jobs in the clean water sector.

The Ontario Child Benefit, enhancements to social housing, increases to benefits under Ontario Works and the Ontario Disability Support Program and other investments in the government’s Poverty Reduction Strategy are improving the quality of life for Ontario’s most vulnerable. For Open Ontario to succeed, all Ontarians must be at their best.

The government’s Tax Plan for Jobs and Growth is transforming Ontario into one of the most tax-competitive jurisdictions in the industrialized world. The tax plan replaces the outdated Retail Sales Tax with a value-added tax and combines it with the federal Goods and Services Tax on July 1, 2010. It also includes significant temporary and permanent tax relief for people and businesses. The tax plan, together with other recent tax changes, supports new business investment and is estimated to create nearly 600,000 net new jobs within 10 years.

The McGuinty government’s investments since 2003 to support universal health care, public education, modern infrastructure, vulnerable citizens, a greener Ontario and lower business costs have protected and enhanced programs and services for Ontarians before, during and after the recession. These investments continue to strengthen Ontario’s economy and competitive advantage, boosting jobs and growth. The government’s prudent planning has allowed it to invest in people while balancing budgets, paying down debt and cutting business taxes.

OPEN ONTARIO — ONTARIO’S PLAN FOR JOBS AND GROWTH

The Open Ontario plan builds on the progress the government has made over the past six years to enhance the programs and services that matter most to Ontarians.

It focuses the government’s resources on areas that will open Ontario to new ideas, new economic growth and jobs.

To move the Open Ontario plan forward, the 2010 Budget includes new investments in two priority areas: postsecondary education and northern Ontario.

Funding 20,000 Additional Postsecondary Spaces

Postsecondary education remains a top priority for the McGuinty government. A well-educated workforce enhances the province’s economic growth and competitiveness. Ontario’s colleges and universities also open the province to the world, attracting students from every corner of the globe.

Through its Open Ontario plan, the McGuinty government will increase Ontario’s postsecondary education attainment rate to 70 per cent. The plan will ensure that every qualified Ontarian who wants to go to college or university can find a place. To help achieve this goal, the Budget increases postsecondary operating grants by $310 million in 2010–11, adding 20,000 new student spaces in colleges and universities. The plan will also increase international enrolment in Ontario colleges and universities by 50 per cent.

Opening Northern Ontario to New Investment and Jobs

While many people and businesses in Ontario have been hurt by the recession, those in northern Ontario have been particularly hard hit. Through its Open Ontario plan, the McGuinty government will help open northern Ontario to new investment and jobs, while providing relief to northern industries and residents for their higher energy costs.

To help achieve these goals, the 2010 Budget proposes to create a three-year, $150 million-a-year Northern Industrial Electricity Rate Program for qualifying large industrial facilities, which would, on average, reduce their electricity prices by about 25 per cent. The Budget also invests $45 million to leverage economic development opportunities in the north, such as the Ring of Fire chromite deposit.

As well, the Budget proposes a permanent Northern Ontario Energy Credit to help eligible low- to middle-income northern Ontario residents with their higher energy costs. The credit would provide up to $130 for single people and up to $200 for families (including single parents) annually, benefiting about a quarter of a million northern families and individuals, or over half of northerners.

Completing the Second Year of Infrastructure Stimulus Investments

In addition to new investments in postsecondary education and northern Ontario, the Budget includes the government’s plan to invest $32 billion in infrastructure investments to create and preserve more than 300,000 jobs.

Investing to Give Children a Strong Start in Life

An educated and healthy population is critical to Ontario’s prosperity. In September 2010, the government will introduce full-day learning for four- and five-year-olds, benefiting up to 35,000 children in nearly 600 schools. The government’s goal is to have early learning fully implemented by 2015–16.

The McGuinty government is disappointed that the federal government has declined to ensure stability in the child care sector. However, this government will not allow the end of federal funding to disrupt the progress made and the services that parents with young children rely on. Ontario is stepping in with an investment of $63.5 million a year to permanently fill the gap left by the federal government, preserving approximately 8,500 child care spaces and helping over 1,000 child care workers keep their jobs.

In addition to the above measures, the 2010 Budget sets out the government’s ongoing investments to help people and businesses, including public health care, public education, skills training, modern infrastructure, a greener Ontario, support for key economic sectors and its Tax Plan for Jobs and Growth.

Managing Responsibly

The Open Ontario plan is about opening the province to new opportunities, new jobs and new growth. The plan includes the elimination of the deficit caused by the global recession in a realistic and responsible way. The government will eliminate the deficit in a way that maintains the progress Ontarians have made in their schools and health care.

Since taking office, the McGuinty government has undertaken a number of measures to modernize public services and create efficiencies in its own operations. In addition, a high priority of the government has been to improve transparency, fiscal accountability and effective financial management of public funds.

Prior to the recession, the government eliminated the deficit it inherited and posted three consecutive balanced budgets. In 2008–09, the government’s per capita spending on general administration was the second lowest among provincial governments. Recent government restraint measures include a 26 per cent decrease in Ontario Public Service travel costs. The transfer of Ontario corporate income tax collection to the federal government will result in $50 million in annual administrative cost savings.

However, more must be done to address the challenges that threaten Ontario’s long-term prosperity.

Foremost among these challenges is Ontario’s aging population, which will place significant pressure on the province’s largest area of program spending — health care. Today, 46 cents of every dollar spent on provincial government programs are spent on health care. If the growth in health care spending is left unchecked, this amount could rise to 70 cents by 2022.

Another challenge is the potential for rising interest rates, which would impair the government’s ability to invest in key priorities.

While there are signs of an economic recovery, the government cannot rely on economic growth alone to balance the budget. Action is required to manage the growth of spending and to preserve key public services in the coming years and for future generations.

 Compensation Measures

Those who work in the Broader Public Sector, including employees in the Ontario Public Service, have accomplished a great deal over the past six years. Ontarians value and appreciate the contribution of those who deliver their public services, and they also expect those who are paid by tax dollars to do their part to help sustain public services as the province overcomes its fiscal challenges.

Last year, the government committed to reducing the size of the Ontario Public Service by five per cent over three years. MPPs led by example and froze their pay.

The government will continue to lead by example in the area of compensation restraint. The MPP pay freeze would be extended from one year to three years.

In addition, the government will introduce legislation that would:

☑	freeze the compensation structures of non-bargained political and Legislative Assembly staff for two years; and

☑	freeze compensation structures in the Broader Public Sector and the Ontario Public Service for all non-bargained employees for two years.

By 2011–12, this legislation would redirect up to $750 million towards sustaining schools, hospitals and other public services.

The government will respect all current collective agreements. However, the fiscal plan provides no funding for incremental compensation increases for any future collective agreements. As agreements are renegotiated, the government will work with transfer partners and bargaining agents to seek agreements of at least two years’ duration. These agreements should help manage spending pressures, protect public services that Ontarians rely on and provide no net increase in compensation.

All those who are paid through tax dollars have a role to play, and these measures will help Ontarians maintain the progress they have made together to restore services in their hospitals, schools and other public services.

Other Restraint Measures

To manage spending, reduce the deficit, enhance service delivery and place Ontario on a sustainable financial footing, this Budget also includes measures to:

☑
manage the growth of health care spending at a responsible rate. Such measures as proposed reforms to Ontario’s drug system will keep drugs affordable and permit savings to be reinvested in health care. The government’s goal is to hold annual health sector spending increases to three per cent by 2012–13;

☑	slow the pace of planning and construction of some of the government’s capital projects, once the stimulus funding has ended;

☑	transform the delivery of government programs to improve client service and enhance efficiency;

☑	freeze internal operating expenses at or below 2010–11 levels; and

☑	hold the annual growth in program expense to an average of 1.9 per cent beyond 2012–13.

Building on the work of the government’s previous expenditure management measures and the recent work of the Treasury Board Working Group, the government will continue with a comprehensive review of all government programs and services. The comprehensive review will be overseen by Treasury Board and will ensure that the government’s resources are focused on delivering the programs and services that support:

☑	jobs and economic growth;

☑	access to high-quality health care and education; and

☑	clean and strong communities, including effective supports for the most vulnerable.

The goal of the review is to move resources from low-priority areas to high-priority areas and to move forward the Open Ontario plan.

Conclusion

Since taking office in 2003, the McGuinty government has had a clear plan to support key public services and enhance Ontario’s economic competitiveness, to attract investment and create jobs.

It has improved Ontario’s schools, colleges, universities and hospitals. It has built transit, roads and bridges. It has supported a greener Ontario, accelerated innovation and improved the quality of life for vulnerable Ontarians.

When the global economic crisis hit, the government laid out a strategy to lessen the impact on Ontario families and businesses, through short-term investments to stimulate the economy. The government also introduced the Tax Plan for Jobs and Growth, the single most important action it could take to strengthen Ontario’s economy and create jobs.

The government’s Open Ontario plan takes the next step, by focusing on the key priorities of postsecondary education and economic development that will help open Ontario to its greatest economic potential.

To secure Ontario’s long-term future, the government must take steps to eliminate the deficit responsibly, while retaining the progress Ontarians have made in their schools, hospitals and communities.

Over the past six years, Ontarians have responded to many challenges and opportunities. They have responded to the opportunities presented by the global economy. They have responded to a deep, difficult recession. The government is confident that Ontarians will respond to the need to work together and do their part to eliminate the deficit and preserve public services.

In this Budget, the government lays out its balanced plan to meet the fiscal and economic challenges of today, so that Ontario will continue to be strong and competitive tomorrow. By managing responsibly and through economic strength, Ontario will attract investment, create jobs and continue to be able to fund the public services Ontarians need and deserve.